July 12, 2006                                       Ranga Nutakki
                                                    Direct Phone: (612) 672-8311
                                                    Direct Fax: (612) 642-8311
                                                    ranga.nutakki@maslon.com


VIA FACSIMILE AND FEDERAL EXPRESS

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

      Re:   El Capitan Precious Metals, Inc.
            Amendment No. 2 to Registration Statement on Form S-3 on Form SB-2/A Filed April 27,2006
            File No. 333-131370

            Form 10-KSB for the fiscal year ended September 30, 2005 Amended in Draft Form
            Submitted April 27, 2006
            File No. 333-56262

            Form 10-QSB for the quarter ended December 31, 2005
            Amended in Draft Form
            Submitted April 27, 2006
            File No. 333-56262

Dear Mr. Schwall:

      This letter constitutes El Capitan Precious Metals, Inc.'s (the "Company") response to the comment letter from the Division of Corporation Finance of the Securities and Exchange Commission dated May 18, 2006, with respect to the filings with the Securities and Exchange Commission listed above. Included below are the Commission's comments and the Company's corresponding responses, together with the Company's proposed resolution, if applicable. All references to page numbers in this letter are references to pages of these marked copies.

      Since the time of the Company's April 24, 2006 response to the Commission's comment letter dated March 1, 2006, the Company has realized that it is not currently eligible for the registration of its securities on Form S-3 due to its failure to timely file a Current Report on Form 8-K or otherwise timely disclose its amendment of its corporate bylaws. Accordingly, the Company has conformed its Registration Statement on Form S-3/A most recently filed on April 27, 2006 to a Registration Statement on Form SB-2 to be filed at or around the date of this response letter. In preparation of its Registration Statement on Form SB-2, the Company has attempted to amend the disclosures previously provided in the prior Form S-3/A and the proposed amendments to its Annual Report for the year ended September 30, 2005 and Quarterly Report for the quarter ended December 31, 2005 and present such disclosures, as applicable, in the Form SB-2 in a manner responsive to the Commission's comment letter dated May 18, 2006.

      Additionally, it should be noted that the number of shares to be registered under the Registration Statement on Form SB-2 has been reduced from 20,283,059 to 20,254,384 to reflect the cashless exercise of certain warrants into common stock since the April 24, 2006 S-3/A filing. As the number of shares has been reduced, it should not effect the sufficiency of the registration fee already paid by the Company to the SEC.

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July 12, 2006
Page 2

      The Company also would like to note that the Form 10-KSB/A for the year ended September 30, 2005 that the Company intends to file at or around the time of this letter has been amended to reflect that its common stock has not been registered under Section 12(g) of the Exchange Act as previously indicated in its Exchange Act filings. Upon review of the Company's corporate records, the Company does not believe a registration under Section 12(g) was ever effected or required. Based on the restatement reflected in the proposed 10-KSB/A for the fiscal year ended September 30, 2005, it appears the Company may be required to file a Registration Statement on Form 8-A. The Company intends to make such filing promptly if and when required.

      Enclosed herewith (by Federal Express only) are three copies of the Registration Statement on Form SB-2 and three marked copies of the to be filed amendments to the following Exchange Act reports (marked against the proposed drafts included with our April 24, 2006 response letter):

            (1) Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2005; and

            (2) Amendment No. 1 for Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2005.

Please let us know if you would like us to prepare additional marked copies of these documents against the originally filed reports.

      The Company has elected to file these amendments so as to conform such filings to the disclosures set forth in the Registration Statement on Form SB-2, but acknowledges that the Commission may not have provided final comments to such filings. The Company intends to make any additional amendments determined by the Company and the Commission to be necessary to the Annual Report and Quarterly Report.

General

1. To the extent that the information you have provided in response to comment 9 has not been disclosed in your registration statement and your periodic reports, please revise the filings, as necessary, to include the information.

RESPONSE:

      The Company has incorporated additional disclosure pertaining to its agreement with Gold and Minerals Co., Inc. relating to the payment of expenses of El Capitan, Ltd. and the current status of Gold and Minerals payable to the Company for these expenses. This disclosure has been made to the section entitled "Description of Property" in the Registration Statement on Form SB-2.

July 12, 2006
Page 3


Risk Factors, page 3

2. We note that Mr. W. Pierce Carson, one of the few mining experts at the company, resigned from the company effective May 1, 2006. Please discuss the impact on your business of losing Mr. Carson's mining expertise.

RESPONSE:

      Mr. Carson was a valued member of our board of directors and does have mining experience. The Company has appointed Gordon Ellis to the board to fill the vacancy caused by Mr. Carson's resignation. In addition to mining experience, Mr. Ellis also has significant general business experience, including specifically experience relating to the sale of a business. The Company believes the experience of Mr. Ellis in this area will be of invaluable benefit to the Company considering its current plan to explore and sell its properties, should it prove economically feasible, in lieu of developing any of its properties. Accordingly, the Company believes Mr. Ellis' participation on its board will be a very suitable replacement for Mr. Carson.

3. We note that you have removed the risk factor titled, "We are required to obtain government approvals and permits in order to conduct mining operations." Please tell us why you removed the risk factor. The risk factor appears to be relevant given your financial situation. We note that to date you have not generated any revenues; nevertheless, you are required to pay for government permits and to post bonds to continue your operations. We may have further comments.

RESPONSE:

      This risk factor was removed pursuant to the Commission's prior comments requesting the Company remove risk factors that are generic, as the risk faced by the Company is not different than the risk faced by other mining companies. The Company agrees that this risk factor is indeed relevant to the Company's current situation, and has re-inserted the referenced risk factor.

Unless we develop or are able to sell one our properties, we will not
have....page 4

4. We note that you need to obtain additional capital to satisfy the expected cash expenditures. Please discuss how you intend to do this.

RESPONSE:

      The Company has amended the relevant risk factor to indicate its expected sources of financing.

July 12, 2006
Page 4


Selling Stockholders, page 10

5. Please revise to include the information you have provided in response to comment 18.

RESPONSE:

      The Company has amended the "Selling Securityholder" and "Plan of Distribution" sections in the Form SB-2 to provide the requested disclosure.

Expert. page 22

6. Please identify Mr. Clyde Smith as an expert in this section. We note that you have filed Mr. Smith's consent as an exhibit.

RESPONSE:

      The Company has amended the "Expert" section of the Form SB-2 to identify Dr. Smith as an expert. The Company has further updated Dr. Smith's consent, as filed with the Registration Statement.

Exhibits. page II-1

7. Please advise why you removed the Bylaws of El Capitan Precious Metals, Inc. from the list of exhibits.

RESPONSE:

      The Bylaws were removed as it did not appear to be a required document for a Registration Statement on Form S-3 under Item 601 of Regulation S-B. Pursuant to the Commission's comment, the Company realized that it had not timely filed disclosure relating to its amendment to its Bylaws in July 2005, and has therefore amended this filing to a Registration Statement on Form SB-2 as discussed in the introductory paragraph to this response letter. The Bylaws have been included as Exhibit 3.3 to the Registration Statement.

Undertakings. II-3

8. We note your response to comment 24. However, we note that your revisions in response to the comment are not consistent with Item 512 of Regulation S-B, as amended. Please revise.

RESPONSE:

      It is not clear to the Company what undertaking required under Item 512 of Regulation S-B has not been provided. In a discussion with the Commission, it was noted that the Company should include the undertaking set forth in Item 512(a)(4) of Regulation S-B. The applicability of that provision is unclear as this registration relates to the resale of securities and not a primary offering.

July 12, 2006
Page 5


Signature Page

9. Please revise to identify all the capacities in which each signatory is signing. In this regard, we note that in the registration statement you identify Mr. Charles C. Mottley as your President and Chief Executive Officer and that in your Form 10-KSB for the period ended September 30, 2005, you indicate that he is also a director.

RESPONSE:

      The Company has amended its Registration Statement in the manner requested.

Exhibit 5.1

10. We note that your counsel has assumed "the legal capacity of natural persons." In opining that the securities are legally issued, your counsel cannot assume that the officers signing the certificates have the legal capacity to do so. Please revise.

RESPONSE:

      The Company has retained an opinion of counsel excluding the referenced assumption.

Form 10-KSB Amended in Draft Form

Description of Business. page 1

11. Please discuss in detail the terms of the agreement with Mr. Bob Langguth. In particular, disclose whether the agreement entitles you to acquire a property interest. Also, please file the agreement as an exhibit.

July 12, 2006
Page 6


RESPONSE:

      A copy of the agreement was previously filed as Exhibit 10.4 to the Company's Annual Report on Form 10-KSB dated September 30, 2004. The Company and Mr. Langguth did not enter into a more formal agreement as intended under the Agreement. Mr. Langguth has since passed away, so it is unclear as to the Company's intentions under this Agreement. In response to your request, the Company has included additional disclosure as to the actual working arrangement with Mr. Langguth under the Agreement, and as to Mr. Langguth's passing.

El Capitan Property. page 6

12. Identify the person you identify as "the seller" in the third sentence of the fifth paragraph under this subheading.

RESPONSE:

      The sellers of the patent interests in the El Capitan referenced in this section are ten persons, none of which are affiliated with the Company: Thelma Bouldin, DMR Resources, Mike Dunn, Kingfisher Resources, Inc., M.A.R.S. Inc., Stephanie Malone, Don Rodolph, Mike Rodolph, Norbert Rother and Steven Rother. Each of these individuals is identified in the "Selling Securityholder" section with the footnote (d).

Employees, page 5

13.   Disclose the amount of time your employees devote to your business.

RESPONSE:

      Each of the Company's employees are full-time. The Company has amended the disclosure under the subsection entitled "Employees" in the Registration Statement to reflect this.

Description of Property, page 6

14. Describe the type of interest, if any, you hold in the Rainbow Valley Property.

RESPONSE:

      The Company holds a right to acquire the Rainbow Valley property, but does not otherwise hold any interest. This interest has always been described as a right to acquire the property, but the specific terms of the acquisition have never been fully established. As referenced in the Company's response to the Commission's comment no. 11, Mr. Langguth passed away early in 2006. The Company and Mr. Langguth's estate have not discussed the future determination of this property. The Company is considering its options with respect to this property.

July 12, 2006
Page 7


Risk Factors, page 10

15. Discuss in a risk factor your association with U.S. Canadian Minerals Inc. ("USCM") We note that, pursuant to a joint venture agreement, you transferred to U.S. Canadian Minerals an 80% interest in the COD mine in exchange for 720,000 shares of U.S. Canadian Minerals stock. We also note that since the execution of the agreement the trading on the common stock has been suspended.

RESPONSE:

      The Company has included a risk factor relating to U.S. Canadian Minerals Inc. pursuant to the Commission's request.

Management's Discussion and Analysis of Plan of Operation

Results of Operations, page 17

16. Please describe the services that were provided to you in consideration for the professional fees and administrative consulting fees.

RESPONSE:

      Professional fees incurred by the Company are mainly attributable to legal fees for corporate and SEC services, audit and review services by our independent registered public accounting firm, fees for public and investor relation services, finder's fees for investment placements and marketing fees for an exclusive contract for iron ore.

      Administrative consulting fees incurred by the Company consist of compensation to the following four (4) individuals who act as support staff at the corporate office and were treated as consultants during that time:

      (i) CFO - responsible for accounting functions and coordinating SEC and tax reporting functions;

      (ii) Vice President, Secretary - oversight and responsibility for iron division (which is currently dormant), exploration, security issues and maintenance of all corporate permanent records;

      (iii) Vice President, Administration and Public Relations - oversight and responsibility for precious metals recovery project, administration of corporate contracts and public and investor relations; and

July 12, 2006
Page 8


      (iv) Office manager - responsible for logistics and supplies, corporate office functioning, coordination of drilling projects and assistance to the other positions.

      As noted in response to your comment number 24 below, these four individuals provided services in accordance with their employment or officer positions with the Company. The payment in the form of consulting fees is simply due to the structure of their relationship with the Company as consultants. Effective January 1, 2006, the Company has recharacterized their arrangements as employment positions and thus their compensation will come in the form of salary.

Plan of Operations, page 17

17. We note that "during the next two quarters the Company will concentrate on raising the necessary working capital through equity financing and an acceptable debt facility." Please expand your discussion to address the company's plan of operation for the next twelve months, as required by
      Item 303 of Regulation S-B.

RESPONSE:

      The Company has amended its "Plan of Operations" to address its plan of operations over the next twelve months as requested.

Liquidity, page 18

18. We note that "the Company believes it will be able to finance its continuing activities." Please discuss the basis for this assessment.

RESPONSE:

      As disclosed in the Company's risk factor entitled "Unless we develop or are able to sell one of our properties, we will not have enough cash to fund operations through the next fiscal year," the Company anticipates calling certain warrants upon effectiveness of this registration statement. Acknowledging that an effective registration statement cannot be guaranteed, the Company has removed the referenced statement from the risk factor.

Controls and Procedures, page 20

19. We note your response to comment 27 and reissue the comment. Please state, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

July 12, 2006
Page 9


RESPONSE:

      The Company has amended the Control and Procedures provision in accordance with the language of Exchange Act Rules 13a-15(e) and 15d-15(e).

Note 1. Business, Operations, Organization, Liquidity and Basis of Presentation

Business and Operations. page F-14

20. We note your statement that "[t]he Company has a wholly owned subsidiary." Please identify such subsidiary. We may have further comments.

RESPONSE:

      The Company has a wholly-owned subsidiary with the same name, El Capitan Precious Metals, Inc., that was incorporated in Delaware. The subsidiary was the entity within which the business was operated prior to the reverse acquisition transaction with DML Services, Inc. In such transaction, the former shareholders received securities of DML in exchange for their El Capitan (Delaware) securities, and as a result the Company held all of the securities of the former El Capitan Precious Metals, Inc. in Delaware.

Financial Statements

Note 2 - Acquisitions and Divestitures, page F-15

21. We note you responded to our prior comment 25 that you accounted for the COD and Weaver properties acquired from your then-majority shareholder at the transferor's historical cost basis. Since the shareholder's historical cost basis in the properties was zero at the time of the exchange, you recorded no value for the acquired assets.

      Please expand your disclosure throughout your document to clarify that you recorded no value for the acquired assets since the shareholder's historical cost basis in the properties was zero at the time of the exchange.

RESPONSE:

      The Company has expanded its disclosures throughout the documents to clarify that the then-majority shareholder did not have a monetary economic basis in the properties at the time of the respective sales, and thus the Company recorded no value for the assets acquired, which was the basis of the seller, as the Company was not allowed to take a step up in basis under GAAP.

July 12, 2006
Page 10


22. We note you responded to our prior comment 26 that you did not record any value for your investment in USCM since you had no accounting basis in the COD property and the USCM shares received in the exchange were restricted shares. You further stated that you continue to ascribe no value to the transaction as you believe there is little, if any, value to the USCM stock received.

      There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

      o Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

      o Paragraph 3a of Statement No. 11 5, Accounting for Certain Investments in Debt and Equity Securities, states that the fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission
            (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock(2) does not meet that definition.

      o While paragraph 3a of Statement No. 115 states that restricted stock does not meet that definition, footnote 2 of paragraph 3a states that restricted stock means equity securities for which sale is restricted by governmental or contractual requirement, except if that requirement terminates within one year or if the holder has the power by contract or otherwise to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted.

References in GAAP also preclude discounts for stock restrictions, for example:

      o Question 58 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and

      o Footnote 3 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, states that quoted market prices should not be adjusted to reflect transferability restrictions.

July 12, 2006
Page 11


Based on the above guidance and the fact that your USCM shares are restricted for only one year and thus do not meet the definition of restricted stock per footnote 2 of paragraph 3a of Statement No. 115, please amend your filing to reflect your investment in USCM at fair value, with fair value calculated based on USCM common stock's quoted market price on the date of the exchange, exclusive of adjustment for stock transfer restriction. Additionally, if you believe that your USCM investment contains indicators of other than temporary impairment, based on your assessment of impairment, please amend your filing to record impairment charges in accordance with paragraph 16 of Statement No. 115. Also refer to SAB Topic 5M for further guidance.

RESPONSE:

      After discussion with the Accounting Staff, the Company has amended the documents to reflect its treatment of the transaction in accordance with these discussions and a memorandum prepared by the Company and provided to the Staff. A copy of this memorandum has been attached as Exhibit A hereto (by Federal Express only).

      In summary, the Company valued the USCM investment at market value on the date of the transaction, and recorded the offset amount to deferred gain account on the balance sheet. The Company has a continuing obligation under the Agreement as a joint venture partner and accordingly, accounting for the transaction was done in accordance to GAAP based upon these circumstances. The investment will be valued at each reporting date, and any decrease in value will reduce the investment account and a corresponding decrease to the deferred gain account will be recorded.

Directors. Executive Officers. Promoters. and Control Persons; Compliance with
Section 16(a) of the Exchange Act, page 21

23. Disclose the business activities of Mr. L. Ronald Perkins between 2002 and 2005.

RESPONSE:

      Mr. Perkins retired in 2002, and remained retired until accepting his position with the Company. The Company has amended Mr. Perkins' biography in the Registration Statement to reflect this.

July 12, 2006
Page 12


Executive Compensation, page 24

24. We note that Messrs. Stephen J. Antol, James G. Rickets, and L. Ronald Perkins received other annual compensation for consulting services. Please expand footnote 3 to the Summary Compensation Table to describe the consulting services Messrs. Antol, Rickets, and Perkins provided. Disclose the basis for your conclusion that such amounts were received in their capacities as consultants as opposed to their capacities as officers of the company.

RESPONSE:

      The Company has made the requested disclosures. The arrangements with such individuals were originally structured as consulting agreements, and therefore the compensation under the agreements were consulting fees. These consulting fees do represent payment for services which, for each, are the services relating to their respective office positions. Accordingly, these consulting fees are the functional equivalent. The Company has clarified the footnote on the Executive Compensation table to clarify this fact.

      Effective January 1, 2006, the Company has altered the compensation to constitute salary as opposed to a consulting fee. These employment arrangements are at-will, and are not evidenced by a formal employment agreement.

Related Party Transactions, page 28

25. Please identify by name the counterparties to all the related party transactions listed in this section. See Item 404 of Regulation S-B. Disclose with respect to each transaction whether the terms are the same as would have been obtained from an unaffiliated third party.

RESPONSE:

      The Company has amended its Registration Statement in the manner requested.

Form 10-QSB/A for the period ended December 31, 2005

Management's Discussion and Analysis and Plan of Operation, page 27

Results of Operations. page 28

26. We note that "during the next two quarters the Company will concentrate on raising the necessary working capital through equity financing and acceptable debt facility." Please expand your discussion to address the company's plan of operation for the next twelve months, as required by
      Item 303 of Regulation S-B.

RESPONSE:

      The Company has amended its proposed Form 10-QSB filing to provide the additional disclosure under its plan of operations.

July 12, 2006
Page 13


Controls and Procedures. page 34

27. Please revise to reference the correct Exchange Act rules. We note that you have cited Exchange Act Rules 13a-14 and 15d-14.

RESPONSE:

      The Company has amended its proposed Form 10-QSB in the manner requested.

28. Please revise to state, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE:

      The Company has amended its proposed Form 10-QSB in the manner requested.

29. Please remove the clause "subsequent to the evaluation date" at the end of the second paragraph. Please note that Item 308 of Regulation S-B requires the disclosure of changes in the company's internal controls over financial reporting that occurred during the last fiscal quarter.

RESPONSE:

      The Company has amended its proposed Form 10-QSB in the manner requested.

Financial Statements

Note 11 - Stockholders' Equity (Deficit). page 24

30. We note you disclose on page 25 that effective October 25, 2005, you granted Dr. Clyde Smith, your consulting geologist, a twelve month option to purchase 150,000 shares of your common stock at an exercise price of $0.65 per share. Please expand your disclosure to discuss your accounting for this option grant and the compensation expense amount recorded as of December 31, 2005. If you did not record any compensation expense, tell us the reason.

July 12, 2006
Page 14


RESPONSE:

      The cost associated with the issue of these options amounted to $28,000 and was determined utilizing the Black-Scholes option-pricing model. This cost was expensed in the quarter ending December 31, 2005. The following assumptions were utilized in the valuation model, (1) risk free interest rate of 3.0 %, (2) expected contractual life of .8 year, (3) expected stock price volatility of
83.1 % and (4) expected dividend yield of zero.

Exhibits 3 1.1 and 3 1.2 Certifications for Quarterly Reports on Form 10-QSB

31. Please revise your certifications to comply with the requirements of Regulation SB Item 601 Exhibits - Certifications. Specifically:

      a. Revise the Evaluation Date under your paragraph 4.b) to state, if true, that you evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. See Exhibits - Certifications paragraph 4.c).

      b. Add as your paragraph 4.d) certification for your disclosure in this report of any change in your internal control over financial reporting. See Exhibits - Certifications paragraph 4.d).

      c. Delete your certification in paragraph 6. as it is no longer required.

RESPONSE:

      The Company has amended its proposed Form 10-QSB in the manner requested.

Engineering Comments

Form 10-KSB for the fiscal year ended September 30,2006

General

32. Please provide the map referred to in our previous comment number 30. We reissue comment #30.

RESPONSE:

      The Company has attached as Exhibit B hereto (Federal Express only) the requested map. Additionally, the Company has incorporated this map into its Registration Statement and the Annual Report.

July 12, 2006
Page 15


Description of Property, page 7

33. Concerning your El Capitan property, provide the disclosures required by Industry Guide 7 (b). In particular,

      o A plain English description of the rock formation and mineralization of existing or potential economic significance on the property.

      o     A description of any work completed on the property.

      o The current state of exploration of the property. In particular, provide a summary of your exploration history, drilling, sampling and assay procedures, sample security and quality control used in connection with the El Capitan property.

      o The total cost of your property incurred to date and planned future costs.

      o Provide as supplemental materials, all material engineering or geologic reports concerning the property, including government reports, which are available to you. In particular, provide complete copies of all reports by Clyde Smith including all appendixes, and a drill hole location map.

      We reissue the above segments of our previous comment number 32.

RESPONSE:

      After review of Industry Guide 7 and discussions with the Engineering Staff, the Company has amended the section entitled "Description of Property" in its Registration Statement and the "Business" section of the Annual Report to address the required items from Industry Guide 7.

                                     * * *

      Please feel free to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 should you have any further questions.

                                         Sincerely



                                         Ranga Nutakki

cc:   Charles Mottley
      William M. Mower